Filed by Bright Lights Parent Corp.

Pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

Date: January 12, 2022

The following is a transcript of an interview of Paul Tran, CEO of Manscaped, by John Jannarone of ICR, made available on January 11, 2022, at https://icrinc.zoom.us/webinar/register/WN_panrChb9SVaE4tGLtHMitg.

John Jannarone:

Hello. Thank you for joining. I’m John Jannarone, Editor-in-Chief here on the sidelines of the ICR conference virtually with Paul Tran. Now, Paul is the CEO and Founder of MANSCAPED. We’re going to learn a lot more about this exciting business. It’s, of course, going public through a merger with Bright Lights Acquisition Corp. that trades under ticker BLTS.

For those of you who might be new to SPACs, if you buy that ticker now, it will automatically convert to MANSCAPED upon the consummation of the deal.

Now, before we talk about the deal and get into the weeds, Paul, can you just tell us about this very interesting market that may be somewhat new or not something that people are that familiar with, and what your role in it is? It seems like you’ve carved out a pretty unique place here.

Paul Tran:

Hi, John. Thanks for having me. Yeah, MANSCAPED, we recognized that there was white space in the market. If you think about it, before MANSCAPED, there was no brand that represented male groin care. That was total white space.

And the hypothesis was either men didn’t care or they’re not doing this, or it was a neglected space. And as it turns out, it really is a neglected space.

And with MANSCAPED, we’ve shipped over 4 million of our lawnmower trimmers in just the last three years. That’s 4 million in the last three years. But there are 43 million millennials in the US. There’s 80 million men in the US alone in our target demographics, but globally there’s over 900 million men in our total demographics. And so, this is a huge untapped space that we’ve been able to conquer and define. So MANSCAPED defines the category of manscaping.

John Jannarone:

That’s great. Now, Paul, you mentioned the millennial cohort. But something I noticed in your investor presentation which I would encourage everyone check out - just Google MANSCAPED investor presentation. You’ll find it - is that a pretty high percentage of your customers are over 35, right?

Paul Tran:

Absolutely. Our cohort has been growing on both ends of the spectrum, which we find very exciting. So this hygiene behavior isn’t just done by younger men, but it’s done with, by men of all ages. Men just don’t talk about it.

And the really exciting thing for us is we’ve grown way beyond just this area, just growing. We’ve captured this area. We own and we dominate it, but we’ve grown to take care of men from head to toe.

So we have our weed whacker, which now we’ve probably moved over a million products of our weed whacker, which is a nose and ear hear trimmer. We have shampoo, conditioner, even lip balm. So we’re really growing out and expanding from outside of the groin.

And many people, they hear our brand and they see our commercials on TV, but they don’t know how fast we’ve grown. We went from $3 million trailing 12 months to nearly $300 million, $300 million of revenue in just 36 months with only $23 million of capital while amassing a million active paying subscribers. And that’s in 36 months.

John Jannarone:

All right. It’s incredible. We see a lot of fast growing companies, but this is really something else, Paul. Congratulations. It’s impressive. Now, you mentioned that people don’t talk about this, but you’re talking about it.

So I want to dovetail into your marketing now. Something that I found pretty interesting, Paul, it wasn’t a surprise to me that you were tapping things like social media, but you’re doing things that look a little bit more, I don’t know, outside the box. You’re on NASCAR. You’re doing a little bit of outdoor stuff. You have the Penn Station. Can you talk about your holistic view on marketing?

Paul Tran:

Yeah, absolutely. Like many startups, we start out on platforms, but the problem with platforms ... When I say platforms, I mean online platforms. It’s the defacto Facebook and Google. They’re very good at finding the target customer. But to know that you have a really large audience and a scalable business, you have to get outside of finding these really targeted customers.

So very early on in our life cycle, we knew that we had to expand our marketing pedigree. So we work with the UFC. We’re now the official sponsors of the UFC. We’re the official sponsor of the San Francisco 49ers.

And it’s really funny. I was reading one of our Instagram posts. And somebody had commented that said, “MANSCAPED is the only brand that can sponsor both drag queens and the UFC at the same time.”

When I read that, I was like, “Gosh, I’m so proud of that,” because it speaks to the diversity and mass market appeal of our products and our brand.

And so, now we even have a presence in Cornhole competition. From MLB to Cornhole to NASCAR, we took over Penn Station. Our goal is to just reach men and to let men know that it’s okay. This, it’s okay to talk about. Women led the way decades ago in this hygiene behavior, and it’s okay to talk about it.

And if you’re going to do it, use the right tools for the job. And that’s what we do. That’s what we focus on.

John Jannarone:

Well, I want to talk a bit more about your sales channel. So you started out direct to consumer. And again, this is just a staggering improvement in revenue over three short years. But what I liked about the DTC side is that the margins are good, and it looks like you have a really, really strong retention rate.

Are you going to go further? Is that pie chart going to adjust in years ahead, where you’re selling more at retailers? But at the same time, do some guys prefer to buy it online so it’s a little more discreet?

Paul Tran:

We believe that we need to be where our customers are at. And so, from day one, it was a mandate that we wanted to grow it, not a D to C digitally native company, but we want to grow an omnichannel international company. And so, very early on, we started D to C. We’re still largely D to C. Over 61% of our revenue is D to C.

We also have a very large Amazon presence. We’re the number one selling trimmer on Amazon with over 50,000 reviews. So we have a huge presence on Amazon, but we also have a really big presence on retail. We’re in almost all target stores, Best Buy, Macy’s, and our thesis is that wherever we are, wherever our customers are, we need to be there.

So I don’t think that our channel mix is going to change drastically. It’ll probably swing here and there. But our goal, as we expand outside of the groin to cater to the entire male body. And we are very focused on men, by the way. That’s why the brand is called MANSCAPED.

I’ll give you a good example. We just released a lip balm. And men have chapped lips, too, right, but men don’t want shiny lips. So nobody’s thinking about it that way.

So when we release our lip balm, when you put it on, it’s not shiny. It’s a matte look. It looks like you have ... You don’t have your lip balm, but it’s moisturizing your lips, and you don’t have cracked, bloody lips. And that’s how we think about creating the very best products for men.

John Jannarone:

Great. I want to get more into your growth plans. But quickly if we can, Paul, I think something that I thought to myself when I was studying the investor presentation is the growth profile of this business looks nothing like any of the existing personal care or beauty companies.

When you talk to investors, what are the best comps? You’ve got a few listed in there, but if you could, just in your own words, tell us what your profile looks similar to and how investors ought to benchmark it.

Paul Tran:

Yeah. I think our closest comp is probably Yeti because it’s a ... Yeti, it’s a great brand, and it’s a lifestyle brand. I think that’s how, and we see ourselves as a lifestyle brand.

And here’s a quick anecdote, right, where we’ve created one pair of MANSCAPED boxers. It was for a content piece. It was for a video that we were marketing, and we ran the video. Men started writing in. “Where can I buy MANSCAPED boxers?”

John, so far, we’ve moved 2 million pairs--

John Jannarone:

No way.

Paul Tran:

... of MANSCAPED boxers, 2 million. And we’re not an apparel company, right? So that business just fell upon us. But if we’re going to make boxers, let’s make the best damn boxers in the world. And so, we’ve created boxers. Now we’ve moved 2 million of them. And so, that says something about the brand, that men are willing to wear that MANSCAPED brand on their body.

So when we think about comps, we’re not a traditional CPG hygiene business because we don’t ... because if you think about it, there are traditional hardware players, and you know who they are. And there are traditional soft goods players.

We don’t think about ourselves as that way. From day one, we think of ourselves as solving men’s routines. So, and that includes hardware products and includes soft goods. So we’ve conditioned our customers to know that MANSCAPED is a premium but attainable brand, but we’re not in the hardware space. We’re in the hardware space, and we’re in the soft good space.

So we’ve moved millions of ball deodorant, right? And as we get into shampoos and conditioners, body wash, body sprays, right, and all those consumable products, that’s going to drive a really long-term lifetime value. And all the hardware business, it’s going to drive a stair step in revenue.

And what I mean by that is we have an amazing cash conversion cycle. So we’re actively deploying over a $100 million in advertising and branding, and we collect that money back instantly.

So John, as soon as you purchase one of our products online, we’ve already recouped the CAC, the customer acquisition cost. You paid for yourself. And 7 out of 10, 70% of those customers opt into becoming subscribers.

John Jannarone:

Wow.

Paul Tran:

So that to us, and we’ve already ... That’s how we’re able to grow to 300, nearly $300 million in revenue with just $23 million of capital raised.

John Jannarone:

Yeah. That’s a really, really impressive ratio there. We’ve seen impressive numbers from others, but that’s ... again, that speaks. This gets back to you only having raised that small amount of money and getting to almost $300 million.

So last topic here, if we can, Paul, you’re going public through a SPAC. This is going to help you grow even faster, in part because of the capital to come from the transaction. Can you tell us about what’s going on above the belt and how you’re going to get there, well, and other places you’re going to go?

So you’re going to go to the rest of the body. You’re also going to go overseas, possibly. And you might even do some M&A, right? Can you just give us a little bit on that?

Paul Tran:

Yeah. So the MANSCAPED brand resonates in 38 countries now. So we’ve laid the international foundation. 2022 is going to be another foundational year where we start to scale those international channels.

So we know what the click-through rates, what the conversion rates are at these international channels. So 22 this year, and started to scale almost 38 countries.

And the reason that we chose a SPAC is specifically because of the SPAC partner. We believed that we were ... We’re a pretty successful asset where we grew this, this fast, but we grew responsibly. We grew while being profitable.

So we weren’t burning. We weren’t burning cash. We’re still not burning cash. Right. And barring redemption, this process is going to put $200 million on the balance sheet while we’re debt free. Well, maybe that’s debt free and profitable.

So that to us, we’re a pretty interesting asset. And the reason we chose Bright Lights is, as you know, we are already pretty efficient in our marketing, but Bright Lights, Mike and the Bright Lights team ... Mike and his team were the ones that did the Ryan Reynolds deal with Aviation Gin.

They’re so connected to the celebrity and the Hollywood scene that we thought, “How else can we improve our marketing efficiency?” And that’s through celebrity endorsement and working with aspiring athletes. And that’s what Bright Lights brings to us through this acquisition.

So the first person that we’re announcing is Channing Tatum. And there’ll be more, and they’ll all ... Each one of them will be geographically focused.

But the last thing I’ll mention is that for us, we’ve only raised $23 million, so that we don’t have a series C, even B, C, D, E investor to force a lofty valuation. So as we go onto the market, we’re able to price at a really attractive and extremely fair price as we go onto the market.

John Jannarone:

Yeah. That’s a really good point. I’m glad that you emphasized that because some others that didn’t do that got into a little bit of trouble, so hopefully you’re on really good footing going into this new listing here, Paul.

Well, Paul, we really enjoyed it. We hope you’ll come back again on one of our fuller length programs, but this was a great overview of the business. And we really appreciate you taking time out of the busy day at the conference here.

That’s Paul Tran, CEO and Founder of MANSCAPED, going public through a merger with Bright Lights Acquisition Corp, ticker BLTS. Paul, thanks so much for joining.

Paul Tran:

Thanks so much, John. Appreciate your time.

John Jannarone:

All right. Bye.

Important Information and Where to Find It

This communication relates to a proposed transaction between Bright Lights Acquisition Corp. (“BLTS”) and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, BLTS and Bright Lights Parent Corp. (“ParentCo”) have filed and intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that was filed with the SEC on January 10, 2022, which includes BLTS’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS’ stockholders in connection with the proposed transaction. Information about BLTS’ directors and executive officers and their ownership of BLTS’ securities is set forth in BLTS’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Financial Information; Non-GAAP Financial Measures

The financial information and data contained in this communication is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement filed by BLTS and ParentCo on January 10, 2022. Some of the financial information and data contained in this communication, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP.

BLTS, ParentCo and Manscaped believe these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Manscaped’s financial condition and results of operations. Manscaped’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. BLTS, ParentCo and Manscaped believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Manscaped’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. The management of BLTS and ParentCo does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP.

However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Manscaped’s non-GAAP measures may not be directly comparable to similarly-titled measures of other companies.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS’ securities, (ii) the risk that the transaction may not be completed by BLTS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among BLTS, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and Manscaped, (vi) the effect of the announcement or pendency of the transaction on Manscaped’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS’ securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BLTS’ Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 that ParentCo and BLTS have filed with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.